TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

Via Edgar

February 27, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TMD Energy Limited (the “Company”)

Amendment No. 2 to Registration Statement on Form F-1

Filed February 4, 2025

File No. 333-283704

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated February 26, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Amended F-1 No. 2 ”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1 No. 3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1 No. 3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed February 4, 2025

Management, page 103

1.	We note your response to comment 1, however you continue to disclose outstanding equity awards as of June 30, 2024. Please update this disclosure for the most recently completed fiscal year.

Response: We respectfully advise the Staff that we have revised page 109 of the Amended F-1 No. 3.

Material Income Tax Considerations, page 132

2.	We note your response to comment 2. Please combine the two “Cayman Islands Taxation” subsections (one that begins on page 132 and the other that begins on page 136) into one subsection that contains consistent disclosure. As previously requested, also revise to state that the disclosure in the section “Cayman Islands Taxation” is the opinion of counsel, Ogier.

Response: We respectfully advise the Staff that we have revised pages 132 and 136 of the Amended F-1 No. 3.

Index to Consolidated Financial Statements, page 152

3.	Please have your auditors update their consent for the audits of the consolidated financial statements of TMD Energy Limited for the years ended December 31, 2023 and 2022.

Response: We respectfully advise the Staff that we have revised page II-4 (including Exhibit 23.1) of the Amended F-1 No. 3.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Dato Sri’ Kam Choy HO
TMD Energy Limited
Chief Executive Officer
Encl.